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                                                                     ------------------------------
                                                                             OMB APPROVAL
                                                                     ------------------------------
                             UNITED STATES                           OMB Number:         3235-0058
                   SECURITIES AND EXCHANGE COMMISSION                Expires:       March 31, 2006
                         Washington, D.C. 20549                      Estimated average burden
                                                                     hours per response       2.50
                                                                     ------------------------------

                                                                     ------------------------------
                              FORM 12b-25                                   SEC FILE NUMBER

                                                                               001-11373
                                                                     ------------------------------

                                                                     ------------------------------
                      NOTIFICATION OF LATE FILING                            CUSIP NUMBER
                                                                              14149Y 10 8
                                                                     ------------------------------

(Check one): /X/ Form 10-K   / / Form 20-F   / / Form 11-K   / / Form 10-Q   / / Form N-SAR   / / Form N-CSR

              For Period Ended:                    June 30, 2004
                                     ------------------------------------------
                    / / Transition Report on Form 10-K
                    / / Transition Report on Form 20-F
                    / / Transition Report on Form 11-K
                    / / Transition Report on Form 10-Q
                    / / Transition Report on Form N-SAR
              For the Transition Period Ended:
                                                   ---------------------------------------------------------------------------

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                        Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
------------------------------------------------------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

         Cardinal Health, Inc.
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Full Name of Registrant

------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable

         7000 Cardinal Place
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Address of Principal Executive Office (Street and Number)

         Dublin, Ohio  43017
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) /X/

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


(Attach extra Sheets if Needed)

     As previously reported, in October 2003, the Securities and Exchange Commission (the "SEC") initiated an informal inquiry regarding Cardinal Health, Inc. (the "Company"). The SEC's request sought historical financial and related information including but not limited to the accounting treatment of certain recoveries from vitamin manufacturers. The SEC's request sought a variety of documentation, including the Company's accounting records for fiscal 2001 through fiscal 2003, as well as notes, memoranda, presentations, e-mail and other correspondence, budgets, forecasts and estimates. In connection with the SEC's informal inquiry, the Audit Committee of the Board of Directors of the Company commenced its own internal review in April 2004, assisted by independent counsel, which review has been ongoing. On May 6, 2004, the Company was notified that the SEC had converted the informal inquiry into a formal investigation. On June 21, 2004, as part of the SEC's formal investigation, the Company received an additional SEC subpoena that included a request for the production of documents relating to revenue classification, and the methods used for such classification, in the Company's Pharmaceutical Distribution business as either "Operating Revenues" or "Bulk Deliveries to Customer Warehouses and Other." In addition, the Company learned that the U.S. Attorney for the Southern District of New York had also commenced an inquiry with respect to the Company that the Company understands relates to the revenue classification issue. The Company continues to respond to the SEC investigation and the Audit Committee internal review and provide all required information.

     The Company's inability to file the Form 10-K within the prescribed time period is because the Audit Committee's internal review is ongoing, and the Audit Committee and the Company need additional time to complete the work necessary to be ready to file the Form 10-K.


PART IV -- OTHER INFORMATION

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(1)  Name and telephone number of person to contact in regard to this notification


                     J. Michael Losh                        (614)                               757-5000
     -----------------------------------------------    ---------------    ---------------------------------------------------
                         (Name)                          (Area Code)                       (Telephone Number)

(2)  Have all other periodic reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or
     Section 30 of the  Investment  Company Act of 1940 during the  preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
     Yes  /X/    No  / /

     -------------------------------------------------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                                                  Yes  /X/    No  / /

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For an explanation of certain anticipated changes in results of operations, reference is made to the Company's
Current Report on Form 8-K, including the press release attached as Exhibit 99.01 thereto, filed with the SEC on
September 13, 2004.

-------------------------------------------------------------------------------------------------------------------

                                                  Cardinal Health, Inc.
                                 ---------------------------------------------------------
                                       (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
-------------------------------------------------------------------------------------------------------------------



Date      September 13, 2004                                                By:     /s/ J. Michael Losh
                                                                                   --------------------

                                                                                   Name: J. Michael Losh

                                                                                   Title: Chief Financial Officer
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